2550 M Street, NW
Washington, DC 20037
202-457-6000

Facsimile 202-457-6315
www.pattonboggs.com

August 12, 2008	Kevin M. Houlihan
202-457-6437
khoulihan@pattonboggs.com

VIA EDGAR

Christian Windsor

Special Counsel

Mail Stop 4561

Securities and Exchange Commission

Washington, DC  20549

Re:	Emclaire Financial Corp.
Registration Statement on Form S-1
Filed June 27, 2008
File No. 333-151993

Dear Mr. Windsor:

Attached for filing on behalf of Emclaire Financial Corp. (the “Company”) is a complete copy of Pre-effective Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Company on June 27, 2008 and as amended on August 1, 2008 and August 8, 2008.  The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the staff set forth in a letter, dated August 11, 2008, to David L. Cox, Chairman of the Board, President and Chief Executive Officer of the Company.  The responses set forth below correspond numerically to each of the staff’s comments.

1.             We concur with the staff’s understanding that the reference to “the business corporation law of the Commonwealth of Pennsylvania” in the opinion filed as Exhibit 5 includes the statutory provisions and also all applicable provisions of the Pennsylvania Constitution and reported judicial decisions interpreting these laws.

Washington DC  |  Northern Virginia  |  New Jersey  |  New York  |  Dallas  |  Denver  |  Anchorage  |  Doha, Qatar

2.             The final executed and dated version of the tax opinion of Patton Boggs LLP (the “Tax Opinion”) is being filed with the Amendment as Exhibit 8.

3.             The Tax Opinion has been revised in response to the staff’s comment.

4.             Item 17. Undertakings has been revised to include the undertakings required by Item 512(i) of Regulation S-K.

Please do not hesitate to contact the undersigned if there are any questions regarding the Amendment or if I can be of assistance in any way.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ KEVIN M. HOULIHAN

Kevin M. Houlihan

cc:	David L. Cox
William C. Marsh